UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form N-8F

   Application for Deregistration of Certain Registered Investment Companies.

I.       General Identifying Information

         Reason   fund  is  applying  to   deregister   (check  only  one;   for
descriptions, see Instruction 1 above):

         [ X ]    Merger

         [   ]    Liquidation

         [   ]    Abandonment of Registration

                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [   ]    Election of status as a Business Development Company

                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

         Name of fund:     Alterman Investment Fund, Inc.

         Securities and Exchange Commission File No.: 811-02998

         Is this an initial Form N8F or an amendment to a previously filed Form N8 ?

         [X ]     Initial Application                [   ]    Amendment

         Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         182 Hilderbrand Drive, Suite 102, Atlanta, Georgia 30328



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6.       Name,  address and telephone  number of individual the Commission staff should contact with any questions regarding this form:

                  Michael J. McCullough
                  Hunton & Williams
                  Riverfront Plaza - East Tower
                  951 East Byrd Street
                  Richmond, Virginia 23219
                  (804) 788-8520


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a1 and 31a2 for the periods specified in those rules.

         Alterman Investment Fund, Inc.
         182 Hilderbrand Drive
         Suite 102
         Atlanta, Georgia 30328

         SunTrust  Bank, Atlanta
         One Park Place, N.E.
         Atlanta, Georgia 30303

         Wachovia Bank
         3393 North Side Parkway
         Atlanta, Georgia  30327

8.       Classification of fund (check only one):

         [ X ]    Management company;

         [   ]    Unit investment trust; or

         [   ]    Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [    ]   Open-end      [ X ]    Closed-end

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10.      State law under which the fund was organized or formed (e.g., Delaware,
         Massachusetts):

         Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         SunTrust  Bank, Atlanta
         One Park Place, N.E.
         Atlanta, Georgia 30303


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         N/A

13.      If the fund is a unit investment trust ("UIT") provide:

                      N/A

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [   ]    Yes      [ X ]    No

         If Yes, for each UIT state:

                           Name(s):

                  File No.:  811_________

                  Business Address:

15.      (a)      Did the  fund  obtain  approval  from the  board of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

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                  [ X ]    Yes      [   ]   No

                  If Yes, state the date on which the board vote took place:

                  July 15, 1999

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes      [   ]   No

                  If Yes, state the date on which the shareholder vote took place:

                  December 7, 1999

                  If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ X ]    Yes               [   ]   No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  December 10, 1999

         (b)      Were the distributions made on the basis of net assets?

                  [ X ]    Yes              [   ]    No

         (c)      Were the distributions made pro rata based on share ownership?

                  [ X ]    Yes              [   ]    No

         (d)      If  No  to  (b)  or  (c)   above,   describe   the  method  of
                  distributions  to  shareholders.   For  Mergers,  provide  the
                  exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?

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                  [   ]    Yes              [   ]    No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [   ]    Yes               [ X ]   No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [ X ]    Yes               [   ]   No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [   ]    Yes               [ X ]   No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

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III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [   ]    Yes               [ X ]   No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [   ]    Yes              [   ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [   ]    Yes               [ X ]   No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)      List the expenses  incurred in  connection  with the Merger or
                  Liquidation:

                      (i)  Legal expenses:           $47,774
                     (ii)  Accounting expenses:      $14,600


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                    (iii)  Other expenses (list and identify separately):

                           Supplemental Director
                                    and Officer Insurance      $18,072

                     (iv)  Total expenses (sum of lines (i)(iii) above):
                                    $80,446

         (b)      How were those expenses allocated?

                  Smith Barney Muni Funds Georgia Portfolio bore all of the expenses it incurred in connection with the Merger. The first $40,000 in legal and accounting expenses of the Merger incurred by Alterman Investment Fund, Inc. were borne solely by Salomon Smith Barney, Inc. and legal and accounting expenses in excess of $40,000 incurred by Alterman Investment Fund, Inc. were borne equally by Salomon Smith Barney, Inc. and by Alterman Investment Fund, Inc. Any such expenses so borne by Salomon Smith Barney, Inc. and Alterman Investment Fund, Inc. were solely and directly related to the Merger within the meaning of Revenue Ruling 73-54, 1973-1 C.B. 187.

         (c)      Who paid those expenses?

                  Merger expenses were paid by Alterman Investment Fund, Inc., Smith Barney Muni Funds Georgia Portfolio and by Saloman Smith Barney, Inc. in the manner stated above.

         (d)      How did the fund pay for unamortized expenses (if any)?

                                    N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [   ]    Yes      [ X ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [   ]    Yes      [ X ]    No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

                  Smith Barney Muni Funds Georgia Portfolio

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                                    811-4395

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  SEC File Number:          333- 88929
                  Form Type:                N-14
                  Filing Date:              October 13, 1999

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                            N/A

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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Alterman Investment Fund, Inc., (ii) he is the President of Alterman Investment Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N8F application are true to the best of his knowledge, information and belief.

         /s/ Paul J. Alterman
         ----------------------------------
         Paul J. Alterman
         President





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